SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       Mechanical Technology Incorporated
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                   583538103
                                 (CUSIP Number)

                              Howard Kelberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1334
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 March 26, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this
Statement:   X

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO.  583538103       |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    First Albany Companies Inc.

- --------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) o
                                                                        (b) X
- --------------------------------------------------------------------------------
         3.   SEC USE ONLY

- --------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
                    WC
- --------------------------------------------------------------------------------
         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   o

- --------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              First Albany Companies Inc. is organized under the laws
              of the State of New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES             7.  SOLE VOTING POWER
                                               127,607
                                 -----------------------------------------------
BENEFICIALLY OWNED BY        8.  SHARED VOTING POWER
                                               296,250
                                 -----------------------------------------------
EACH PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                               127,607
                                 -----------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                               0
                                 -----------------------------------------------
- --------------------------------------------------------------------------------
         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              423,857 (including 296,250
              pursuant to two limited purpose proxies)
- --------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES  o

- --------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
              11.9%
- --------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
                    CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the $1.00 par value common stock (the "Shares") of Mechanical Technology Incorporated, a New York corporation (the "Issuer").

                  The principal executive offices of the Issuer are located at 968 Albany - Shaker Road, Latham, New York 12110.


Item 2.           Identity and Background.

                  This statement is being filed by First Albany Companies Inc., a New York Corporation ("FAC"). FAC is a holding company which, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany"), is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional and individual investors. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, New York 12207-1599.

                  The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of FAC are set forth in Schedule I hereto, which is incorporated herein by reference.

                  Neither FAC nor any of the Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Neither FAC nor any of the Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except that in 1992 First Albany and Michael Lindburg, its Chief Compliance Officer, without admitting or denying the findings of fact or conclusions of law, consented in an administrative proceeding instituted by the Securities and Exchange Commission to a finding that First Albany and Lindburg failed reasonably to supervise a registered representative, who was subject to their supervision, with a view to preventing violations of
Section 17(a) of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 thereunder, within the meaning of Sections 15(b)(4)(E) and 15(b)(6) of the Exchange Act and that First Albany willfully violated Section 7(c) of the Exchange Act and Regulation T thereunder, and Rule 10b-6 of the Exchange Act. In connection with such findings, Mr. Lindburg consented to a one-year supervisory suspension and First Albany agreed to retain a consultant to review and report upon the policies, procedures and practices of First Albany designed to detect and prevent violations of the federal securities law.

                  Each of the individuals listed in Schedule I hereto is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.



Item 3.           Source and Amount of Funds or Other Consideration.

                  On September 28, 1995, First Albany purchased 101,900 Shares in the open market for an aggregate price of $95,531 ($.9375 per Share), and on January 16, 1996, First Albany purchased 25,707 Shares in the open market for an aggregate price of $16,710 ($.65 per Share). The source of funds for both purchases was working capital. On April 4, the 127,607 Shares were transferred to FAC.


Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment. FAC intends to seek representation on the Issuer's Board of Directors.

                  On March 26, 1996, FAC received a limited purpose proxy (included as Exhibit A hereto and incorporated herein by reference) from Ford Motor Company relating to 156,250 Shares beneficially owned by Ford Motor Company and on March 28, 1996, FAC received a limited purpose proxy (included as Exhibit B hereto and incorporated herein by reference) from Atlas Copco AB relating to 140,000 Shares beneficially owned by Atlas Copco AB (collectively, the "Proxy Shares"). Such proxies authorized FAC to vote such Shares for an adjournment of the Issuer's 1996 Annual Stockholders Meeting, which was originally scheduled for March 28, 1996. Without a formal vote of stockholders (and therefore, without exercise of such proxies), such meeting has been adjourned to May 16, 1996.

                  FAC is currently negotiating with a significant shareholder of the Issuer to purchase 909,091 Shares and certain indebtedness of the Issuer. In connection with such negotiations and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law, FAC has delivered letters to the Board of Directors of the Issuer and to a board member (attached as Exhibits C, D and E hereto and incorporated by reference herein (collectively, the "Board Correspondence")), as described in Item 6 below. The Board Correspondence sets forth, among other things, that FAC plans (based on the current economic condition of the Issuer) to assist in the revitalization of the Issuer by enhancing the Issuer's balance sheet through the ultimate infusion of approximately $2,000,000 in new equity. FAC also plans to maintain the Issuer as a viable going concern that provides jobs and economic opportunities in the New York capital region. FAC also intends, through the contemplated stock and debt purchases, to act in the best interests of the Issuer and does not intend to strip the assets of the Issuer, do a leveraged buyout, squeeze out minority shareholders or merge the Issuer with FAC or any of its subsidiaries. Reference is made to Item 6 hereof and the copies of the Board Correspondence attached hereto and incorporated by reference herein for additional information regarding the Board Correspondence.

                  From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussions in the future. FAC intends to discuss with the officers and directors of the Issuer and certain other significant shareholders changes in the present Board of Directors and the designation of certain persons to serve as members of the Board of Directors as representatives of FAC, to be considered and acted upon at the adjourned 1996 Annual Stockholders Meeting on May 16, 1996.


                  From time to time, FAC may buy or sell additional Shares, on the open market, in private negotiated purchases, from the Issuer or otherwise.

                  Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any representation that it may have on the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer,
(iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's charter and bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) FAC is the direct beneficial owner of 127,607 Shares. On March 26, 1996, FAC became the beneficial owner of an additional 156,250 Shares by acquiring a limited purpose proxy from Ford Motor Company and on March 28, 1996, became the beneficial owner of an additional 140,000 Shares by acquiring a limited purpose proxy from Atlas Copco AB, in each case limited to vote the respective Proxy Shares for adjournment of the Issuer's 1996 Annual Stockholders Meeting. Such Shares in the aggregate constitute approximately 11.9% of the outstanding Shares of the Issuer.

                  (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a). FAC's ability to direct the vote of the Proxy Shares is limited to the power to vote for adjournment of the Issuer's 1996 Annual Stockholders Meeting. Atlas Copco AB and Ford Motor Company retain sole power to direct the vote (other than with respect to such adjournment) and the disposition of their respective Proxy Shares.

                  (c) Except as described Items 3, 4, 5 and 6 hereof, neither FAC nor any Executive Officer and Director has effected any transactions in Shares during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, other than the Proxy Shares, which power is retained by Ford Motor Company and Atlas Copco AB, respectively.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  FAC received limited purpose proxies from Ford Motor Company and Atlas Copco AB to vote for adjournment of the Issuer's 1996 Stockholders Meeting.

                  In connection with its negotiations to purchase 909,091 Shares and certain indebtedness of the Issuer from a significant shareholder and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law, on March 28, 1996, FAC delivered a letter to the Board of Directors (attached as Exhibit C hereto and incorporated herein by reference), in which, among other things, FAC expressed its plans to assist in the revitalization of the Issuer. On March 28, 1996, FAC also delivered a similar letter to a board member (attached as Exhibit D hereto and incorporated herein by reference) and an on April 3, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit E hereto and incorporated herein by reference).

                  In the letter dated April 3, 1996, FAC represented, among other things, that it is its intention to assist in the recapitalization of the Issuer in order to preserve and enhance the economic benefits it brings to the New York capital region. FAC indicated that is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the purchased indebtedness and, specifically, that FAC shall not
(i) merge with the Issuer, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or (iii) participate as a principal in the sale or lease of greater than 10% of the assets of the Issuer. FAC also represented that if the Issuer and the Board of Directors determine that a rights offering is in the best interests of the Issuer and its shareholders, FAC shall either abstain or recuse itself from any vote of shareholders or, if it is represented on the Board of Directors, any vote of the directors, on such an issue.

                  In the same letter, the Issuer also indicated that, in negotiating and discussing any restructuring of the indebtedness that it is negotiating to purchase, FAC will consider certain options, including (i) restructuring such debt on terms and conditions more favorable than currently exist and on terms and conditions at least comparable to those existing in the marketplace at the time of the restructuring, (ii) conversion of the debt to preferred stock, (iii) conversion of the debt to common stock (at a per share price of not less than $1.50 per share) and (iv) some combination of the options that the Issuer or the Board presents. The letter indicates that any restructuring would be subject to the approval by a majority of disinterested directors of the Board of Directors. The letter also indicates that FAC will propose raising approximately $2 million in equity pursuant to a private placement.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A - Limited  purpose  proxy of Ford Motor  Company
         Exhibit B - Limited  purpose proxy of Atlas Copco AB
         Exhibit C - Letter from  FAC to the Issuer's Board of Directors,  dated
                     March 28, 1996
         Exhibit D - Letter from  FAC to Issuer  Board  Member,  dated March 28,
                     1996
         Exhibit E - Letter  from  FAC to Issuer  Board  Member,  dated April 3,
                     1996

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  April 5, 1996                    FIRST ALBANY COMPANIES INC.



                                          By: /s/ Michael R. Lindburg
                                             --------------------------
                                             Name:   Michael R. Lindburg
                                             Title:  Secretary

                                   SCHEDULE I

                          INFORMATION WITH RESPECT TO
        DIRECTORS AND EXECUTIVE OFFICERS OF FIRST ALBANY COMPANIES INC.

                  The following table sets forth the name and present principal occupation or employment of the current directors and executive officers of First Albany Companies Inc. Except as otherwise indicated below, the present business address of each such executive officer and director is 30 South Pearl Street, Albany, New York 12207-1599.


                                                 PRESENT PRINCIPAL
          NAME                                OCCUPATION OR EMPLOYMENT

George C. McNamee                       Chairman,   director   and   Co-   Chief
                                        Executive   Officer  of  FAC  and  First
                                        Albany.

Alan P. Goldberg                        Director,   President   and  Co-   Chief
                                        Executive   Officer  of  FAC  and  First
                                        Albany

Daniel V. McNamee III                   President  of  The  Publishing  &  Media
Director                                Group,  a  management   consulting  firm
                                        specializing in the media communications industry. His present business address is 475 Fifth Avenue, 19th Floor, New
                                        York, New York 10017.

J. Anthony Boeckh, Ph.D.                Chairman and Chief Executive  Officer of
Director                                BCA Publications Ltd., Montreal, Canada,
                                        and  Editor-in-Chief  of The Bank Credit
                                        Analyst.  He  is  also  a  principal  of
                                        Greydanus, Boeckh and Associates,  Inc.,
                                        Montreal,   Canada,   a   fixed   income
                                        specialty    manager.    His   principal
                                        business  address  is  BCA  Publications
                                        Ltd.,  1002  Sherbrooke  St. West,  Ste.
                                        1600, Montreal, Canada H3A3L6.

                                                 PRESENT PRINCIPAL
          NAME                                OCCUPATION OR EMPLOYMENT

Honorable Hugh L. Carey                 He is  Chairman of the Board of Advisers
Director                                of  Cambridge   Partners,   L.L.C.   (an
                                        investment   banking   company)  and  of
                                        counsel  to the  law  firm  of  Whitman,
                                        Breed,  Abbot &  Morgan.  His  principal
                                        business address is 65 East 55th Street,
                                        suite   3300,   New   York,   New   York
                                        10022-3219.

Hugh A. Johnson                         Director,   Senior  Vice  President  and
Director                                Chief  Investment  Officer  of  FAC  and
                                        First   Albany  and  Chairman  of  First
                                        Albany Asset Management Corporation.

Benaree P. Wiley                        President and Chief Executive Officer of
Director                                The    Partnership,    a    Boston-based
                                        organization  founded  by  business  and
                                        civic leaders to promote the development
                                        of professionals of color through access
                                        to   corporate,   municipal   and  state
                                        leaders. Her principal business address is 334 Boylston St., Suite 400, Boston,
                                        MA 02116.

Charles L. Schwager                     Consultant  to Loanet,  Inc., a provider
Director                                of    on-line,   real  time   accounting
                                        services     to    support     financial
                                        institutions engaged in the business of borrowing and lending securities. His principal business address is 12B Manor
                                        Parkway, Salem, NH 03079.

Edwin T. Brondo                         Vice   President   of  FAC  Senior  Vice
                                        President   and   Chief   Administrative
                                        Officer of First Albany.

                                                 PRESENT PRINCIPAL
          NAME                                OCCUPATION OR EMPLOYMENT

David J. Cunningham                     Vice   President  and  Chief   Financial
                                        Officer of FAC and Senior Vice President and Chief Financial Officer of First
                                        Albany.

Michael R. Lindburg                     Vice  President,  Secretary  and General
                                        Counsel of FAC and Sr.  Vice  President,
                                        General  Counsel,  Managing  Director of
                                        Retail  Sales  and  Secretary  of  First
                                        Albany.

                                 EXHIBIT INDEX


     Exhibit A - Limited purpose proxy of Ford Motor Company
     Exhibit B - Limited purpose proxy of Atlas Copco AB
     Exhibit C - Letter from FAC to the Issuer's Board of Directors, dated March
                 28, 1996
     Exhibit D - Letter from FAC to Issuer Board Member, dated March 28, 1996 Exhibit E - Letter from FAC to Issuer Board Member, dated April 3, 1996

                                                                       Exhibit A


                                 LIMITED PROXY

                     MECHANICAL TECHNOLOGIES, INCORPORATED

     The undersigned, Ford Motor Company ("Ford"), appoints George McNamee and Alan Goldberg, and each of them, to represent Ford at, and to vote, propose and sign any necessary documents on behalf of Ford in connection with an adjournment of the Shareholder's Meeting of Mechanical Technologies, Inc. to be held on Thursday, March 28, 1996 (the "Shareholder's Meeting"). This Limited Proxy is restricted to matters related to the adjournment of the Shareholder's Meeting and does not authorize either George McNamee or Alan Goldberg to represent Ford at, vote, propose or sign any documents on behalf of Ford in connection with any other matter that may come before the Shareholder's Meeting.


                                          FORD MOTOR COMPANY


                                          By:  /s/ PETER SHERRY, JR.
                                               ---------------------
                                               Peter Sherry, Jr.
                                          Its: Assistant Secretary

                                                                       Exhibit B


                                     PROXY


The undersigned hereby revoke any proxy heretofore given to vote such shares, and hereby ratify and confirm all that said proxies may do by virtue hereof.

THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER.

The undersigned hereby appoint George McNamee and Alan Goldberg, or either of them, as proxies to vote all the stock of the undersigned with all the powers which the undersigned would possess if personally present at the Annual Meeting of the Shareholders of Mechanical Technology Incorporated, to be held at the Company's corporate offices, 968, Albany-Shaker Road, Latham, New York 12100, at 10:00 a.m. on March 28, 1996, or any adjournment thereof, as follows:

IN THEIR DISCRETION, UPON MOTION BY ANY SHAREHOLDER, FOR ADJOURNMENT OF THE MEETING.

                                 ATLAS COPCO AB
                                     (publ)


/s/Hans Lindblad                          /s/Hans Sandberg
- ----------------                          ----------------
Hans Lindblad                             Hans Sandberg

Attendance at Meeting: No

                                                                       Exhibit C

                                          March 28, 1996


VIA FAX

Board of Directors of
Mechanical Technology Incorporated
968 Albany-Shaker Road
Latham, New York 12110


Dear Members of the Board:

First Albany Companies Inc. ("First Albany") respectfully requests that the Board of Directors of Mechanical Technology Incorporated (the "Company") approve its purchase of 909,091 shares of the Company's common stock and approximately $4 million of the Company's debt (as set forth in that certain Claim Participation Agreement, as modified, among United Telecontrol Electronics, the Company and the First Commercial Credit Corporation), from the New York Superintendent of Insurance as liquidator of United Community Insurance Company ("Superintendent"), pursuant to Business Corporation Law Section 912. We also request your approval of First Albany's purchase of certain additional shares of the Company from Mr. Lawrence and certain entities affiliated with Mr. Lawrence, if First Albany, Mr. Lawrence and/or the Texas Superintendent of Insurance are able to come to agreement on the terms of such a purchase. Upon acquisition of the stock and debt from the Superintendent, as set forth above, First Albany plans to assist in the revitalization of the Company by enhancing the Company's balance sheet through restructuring of certain debt and the ultimate infusion of approximately $2,000,000 in new equity. First Albany plans to maintain the Company as a viable going concern that provides jobs and economic opportunities in the capital region. The contemplated transaction is intended to assure that the Company can stay in business and continue to contribute to the economic health of the region.

If you have any questions about this letter, or I can be of further assistance, please call me at 518-447-8501.

                                          Yours,

                                          /s/George C. McNamee
                                          --------------------

                                          George C. McNamee
                                          Chairman

                                                                       Exhibit D


                                          March 28, 1996


Mr. Dennis O'Connor
Mechanical Technology Incorporated
968 Albany-Shaker Road
Latham, NY 12110

Dear Mr. O'Connor:

     We write  this  letter in  connection  with the  meeting  among  Mechanical
Technology Incorporated (the "Company") Board of Directors and First Albany Companies Incorporated ("First Albany") this morning. At the meeting, we informed you of our intention to purchase 909,091 shares of the Company's common stock and approximately $4 million of the Company's debt (as set forth in that certain Claim Participation Agreement, as modified, among United Telecontrol Electronics, the Company and the First Commercial Credit Corporation), from the New York Superintendent of Insurance as liquidator of United Community Insurance Company. We further informed you that we are interested in acquiring additional shares of the Company from Mr. Lawrence and certain entities affiliated with Mr. Lawrence.

     We want to take this opportunity to assure you that it is our intention, through these contemplated stock and debt purchases, to act in the best interests of the Company. Specifically, we intend to assist in the revitalization of the Company by enhancing the Company's balance sheet through restructuring of certain debt and the ultimate infusion of approximately $2,000,000 in new equity. We plan to maintain the Company as a viable going concern that provides jobs and economic opportunities in the capital region. We want to further assure you, personally, that First Albany does not intend to strip the assets of the Company, do a leveraged buyout, squeeze out minority shareholders or merge the company with First Albany Companies or any of its subsidiaries. Our proposal is made to help assure that the Company can stay in business and continue to contribute to the financial health of the region. Accordingly, we respectfully request that you approve First Albany's stock and debt purchase as set forth above, pursuant to Section 912 of the New York State Business Corporation Law.

                                          Sincerely,

                                          /s/George C. McNamee
                                          --------------------

                                          George C. McNamee
                                          Chairman

                                                                       Exhibit E



                                          April 3, 1996



Dear Member of the Board:

           This letter is intended to be read in context with our letters of March 28, 1996 to the Board of Directors of MTI and Mr. Dennis O'Connor; and is further intended to clarify First Albany's intentions and plans as presented at the meeting with the Board of Directors of MTI on March 28, 1996; and to respond to concerns which have been expressed to us since that time.

           Accordingly, First Albany represents and reiterates that:

           1. It is our intention to acquire the referenced shares of MTI common stock and the Claim Participation Agreement for the purposes of investments to be held in our corporate account. It is further our intention to assist in the recapitalization of MTI in order to preserve and enhance the economic benefits it brings to the capital region. Such a recapitalization has been and remains a publicly stated objective of MTI's management and presumably its Board of Directors.

           It is not our intention to enter into any transactions with the company other than to negotiate a restructuring or refinancing of the Claim Participation Agreement as referenced below. Specifically, First Albany shall not (a) merge with the Company, (b) cause the consolidation of the Company into First Albany or any of its subsidiaries; or (c) participate as a principal in the sale or lease of greater than ten percent of the assets of the Company.

           2. Should the Company and the Board of Directors determine that a rights offering is in the best interests of the Company and its shareholders, First Albany shall either abstain or recuse itself from any vote of shareholders or, should we be represented on the Board of Directors, any vote of the directors, on such an issue.

           3. With respect to negotiations and discussions concerning restructuring of the debt evidenced by the Claim Participation Agreement, First Albany shall consider certain options, to include, but not limited to: (a) restructuring of the debt on terms and conditions more favorable than currently exist pursuant to the Claim Participation Agreement as amended and on terms and conditions that are at least comparable to those existing in the marketplace at the time of the restructuring; (b) conversion of the debt to preferred stock;
(c) conversion of the debt to common stock provided however, that the per share price of such stock shall not be less than $1.50 per share; (d) some combination of the options that the Company or the Board may present for consideration by First Albany. Any agreement as to the restructuring of the Debt shall be subject to the approval by a majority of disinterested directors of the Board of Directors.

           4. First Albany shall propose that approximately $2 million in equity be raised pursuant to a private placement to not more than thirty accredited investors. First Albany is aware of a significant level of interest in such a private placement and is prepared to move ahead to solicit such investors immediately upon an agreement with the Board of Directors on the terms, conditions and pricing of such an offering. Such proposal shall be subject to approval by a majority of disinterested directors of the Board.

           We believe the foregoing representations should convince the Board that approval of First Albany's contemplated stock and debt acquisition, pursuant to Section 912 of the Business Corporation Law, is in the best interests of the Company. Furthermore, upon receipt of your approval we are prepared to begin discussions and serious negotiations immediately with the Board or its management designees to accomplish the objectives and representations stated.

           We look forward to your prompt request and remain available to meet with you to answer any additional questions.

                                          Sincerely,



                                          /s/ George C. McNamee
                                          ---------------------
                                          George C. McNamee
                                          Chairman